Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Goldcorp Inc. (“Goldcorp”)

Suite 3400 – 666 Burrard Street

Vancouver, British Columbia

V6C 2X8

Item 2 Date of Material Change

February 13, 2019

Item 3 News Release

A news release with respect to the material change referred to in this report was disseminated via Canada Newswire on February 13, 2019 and filed on the system for electronic document analysis and retrieval (SEDAR) and EDGAR.

Item 4 Summary of Material Change

On February 13, 2019, Goldcorp reported its fourth quarter and full year 2018 results and announced that as a result of the previously announced acquisition of Goldcorp by Newmont Mining Corporation (“Newmont”) valued at approximately US$10 billion, Goldcorp recognized a non-cash impairment of US$3,879 million (net of tax) representing the difference between the book value of Goldcorp’s shareholders’ equity and the Newmont offer.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On February 13, 2019, Goldcorp reported its fourth quarter and full year 2018 results and announced that as a result of the previously announced acquisition of Goldcorp by Newmont for approximately US$10 billion, Goldcorp recognized a non-cash impairment of US$3,879 million (net of tax) representing the difference between the book value of Goldcorp’s shareholders’ equity and the Newmont offer.

The non-cash impairment was recorded entirely against the carrying values of the Peñasquito, Cerro Negro, Red Lake, and Éléonore mines; and related to historic acquisition and construction costs of these mines.

Penasquito & Cerro Negro

At the Peñasquito and Cerro Negro mines, there was a significant range of potential values attributed to mineralization not yet classified as reserves in the respective mine plans. As compared to the prior year, Goldcorp has reduced the estimated fair values arising from the mineralization not yet classified as reserves. As a result, Goldcorp recognized an impairment expense of US$1,747 million (US$1,203 million, net of tax) and US$683 million (US$533 million, net of tax), respectively, against the carrying values of the Peñasquito and Cerro Negro mines at December 31, 2018.

Éléonore & Red Lake

At the Éléonore and Red Lake mines, the estimated fair values were negatively impacted following a decrease in mineral reserves and mineral resources from June 30, 2017, to June 30, 2018 at each mine site; as well as a decrease in the estimated mineralization not yet classified as reserves, which reduced the expected future cash flows. As a result, Goldcorp recognized an impairment expense of US$1,633 million (US$1,369 million, net of tax) and US$664 million (US$774 million, net of tax), respectively, against the carrying values of the Éléonore and Red Lake mines at December 31, 2018.

For more information, please refer to Goldcorp’s annual consolidated financial statements for the year ended December 31, 2018, related notes and accompanying management’s discussion and analysis for a full review of its operations and projects, which have been filed on Goldcorp’s SEDAR profile.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

No significant facts remain confidential and no information has been omitted in this material change report.

Item 8 Executive Officer

For further information, contact Randall Chatwin, VP, Assistant General Counsel of Goldcorp at (604) 696-3000.

Item 9 Date of Report

February 22, 2019